CELULARITY INC.

170 Park Ave

Florham Park, New Jersey 07932

VIA EDGAR

May 27, 2022

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Celularity Inc.

Acceleration Request for Registration Statement on Form S-1

File No. 333-265191

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Celularity Inc. hereby requests that the effective date and time of the above-referenced registration statement (the “Registration Statement”) be accelerated to May 31, 2022, at 9:00 a.m., Eastern Time, or as soon thereafter as practicable, unless we or our counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP, by calling Marianne Sarrazin at (415) 733-6134. We also respectfully request that a copy of the written order from the Securities and Exchange Commission verifying the effective date and time of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention: Marianne Sarrazin, by email to MSarrazin@goodwinlaw.com or by facsimile to (415) 651-9491.

If you have any questions regarding this request, please contact Marianne Sarrazin of Goodwin Procter LLP at (415) 733-6134.

Sincerely,

CELULARITY INC.

/s/ David Beers
David Beers
Chief Financial Officer

cc: Marianne Sarrazin, Goodwin Procter LLP